02022886

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED APR 23 2002 SEC MAIL PROCESSING SECTION WASH. D.C.

SEC FILE NUMBER
8- 41216

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING March 1, 2001 (MM/DD/YY) AND ENDING February 28, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glovsky, McGeehan Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
c/o Sherburne, Powers, Holland & Knight, One Beacon Street, 32 Fl
(No. and Street)

Boston (City) Massachusetts (State) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. John J. McGeehan (617) 330-7677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sullivan & Shuman, P.C.
(Name – *if individual, state last, first, middle name*)

3 Tech Circle (Address) Natick (City) Massachusetts (State) 01760 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 07 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

5/6/2002

OATH OR AFFIRMATION

I, John J. McGeehan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glovsky, McGeehan Capital Corp., as of February 28, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

COMMONWEALTH OF MASSACHUSETTS
SUFFOLK, S.S. DATE 4-10-02
THEN PERSONALLY APPEARED THE ABOVE NAMED
JOHN J. McGEEHAN
AND ACKNOWLEDGED THE FOREGOING INSTRUMENT
TO BE HIS/HER FREE ACT AND DEED BEFORE ME
WILLIAM H. MILLER, NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 2, 2004

William H. Miller
Notary Public

J. McGeehan
Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOVSKY, McGEEHAN CAPITAL CORPORATION

FINANCIAL STATEMENTS

YEAR ENDED FEBRUARY 28, 2002

CONTENTS

SULLIVAN & SHUMAN, P.C.
Certified Public Accountants
Three Tech Circle, Natick, MA 01760

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS
GLOVSKY, McGEEHAN CAPITAL CORPORATION
BOSTON, MASSACHUSETTS

We have audited the accompanying statement of financial condition of Glovsky, McGeehan Capital Corporation as of February 28, 2002, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Glovsky, McGeehan Capital Corporation as of February 28, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Sullivan + Shuman, P.C.

March 22, 2002

GLOVSKY, McGEEHAN CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

FEBRUARY 28, 2002

ASSETS

CASH	$	14,528
SECURITIES		1,100
	$	15,628

STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY:		
Common stock, no par value, 3,000 shares authorized, 140 shares issued and outstanding	$	7,000
Additional paid-in capital		83,550
Accumulated deficit		(74,922)
	$	15,628

The accompanying notes are an integral part of the financial statements.

GLOVSKY, McGEEHAN CAPITAL CORPORATION

STATEMENT OF OPERATIONS

YEAR ENDED FEBRUARY 28, 2002

REVENUE:	
Commission income	$ 255
EXPENSES:	
Licenses and fees	2,127
General and administrative	2,843
	4,970
NET LOSS	$ (4,715)

The accompanying notes are an integral part of the financial statements.

GLOVSKY, McGEEHAN CAPITAL CORPORATION

STATEMENT OF STOCKHOLDERS' EQUITY

YEAR ENDED FEBRUARY 28, 2002

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
BALANCE, February 28, 2001	$ 7,000	$ 78,385	$ (70,207)	$ 15,178
CAPITAL CONTRIBUTION	-	5,165	-	5,165
NET LOSS	-	-	(4,715)	(4,715)
BALANCE, February 28, 2002	$ 7,000	$ 83,550	$ (74,922)	$ 15,628

The accompanying notes are an integral part of the financial statements.

GLOVSKY, McGEEHAN CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED FEBRUARY 28, 2002

OPERATING ACTIVITIES:		
Net loss	$	(4,715)
FINANCING ACTIVITIES:		
Proceeds from capital contribution		5,165
NET INCREASE IN CASH		450
CASH, beginning of year		14,078
CASH, end of year	$	14,528

The accompanying notes are an integral part of the financial statements.

A. Summary of Significant Accounting Policies:

Securities Transactions:

Securities transactions and related income and expenses are recognized on a settlement date basis.

Not Readily Marketable Securities:

Securities consist of common stock and warrants of a nonpublic corporation held by the Company. These securities are carried at cost, which approximates estimated fair value as determined by management.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. Line of Business:

The Company is registered with the United States Securities and Exchange Commission (SEC) as a securities broker-dealer and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company does not hold funds or securities for the accounts of its customers and thus claims an exemption from the requirements of Securities and Exchange Rule 15(c)3-3.

C. Net Capital Requirement under Rule 15(c)3-1:

The Company's net capital as calculated under the Uniform Net Capital Rule 15(c)3-1 is as follows:

Stockholders' equity as of February 28, 2002	$	15,628
Less:		
Securities		1,100
Net capital as of February 28, 2002 and as reported in Part II of Form X-17-A-5	$	14,528
Minimum required	$	5,000

D. Subordinated Liabilities:

The Company did not have any subordinated liabilities at any time during the year.

E. Taxes on Income:

At February 28, 2002, the Company has a net operating loss carryforward of approximately $71,200, which expires between the years 2005 and 2022.

F. Supplemental Cash Flow Information:

During the fiscal year ended 2002 $456 was expended for taxes.

G. NASD Annual Assessment Report:

Because its gross revenues are less than $960,000, the Company is exempt from filing the NASD Annual Assessment Report for its 2002 performance, as required by the provisions of Article VI and Schedule A of the association's by-laws.

H. SIPC Supplemental Report and Section 31 Transaction Fees:

Because its gross revenues are less than $500,000, the Company is exempt from the filing of a SIPC Supplemental Report as required by rule 17a-5(e)(4). No Section 31 transaction fees are payable for 2002 as the Company did not participate in the sale of exchange listed securities in the over-the-counter ("OTC") market.

SULLIVAN & SHUMAN, P.C.
Certified Public Accountants
Three Tech Circle, Natick, MA 01760

THE BOARD OF DIRECTORS AND STOCKHOLDERS
GLOVSKY, McGEEHAN CAPITAL CORPORATION
BOSTON, MASSACHUSETTS

In planning and performing our audit of the financial statements of Glovsky, McGeehan Capital Corporation for the year ended February 28, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15(c)3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 28, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchanges Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sullivan + Shuman, P.C.

March 22, 2002